EXHIBIT 99.1

To Fully Focus on Cellectis, Dr. André Choulika Retires From Calyxt’s Board of Directors

Dr. Yves Ribeill, Member of Calyxt’s Board of Directors since 2018, Appointed Chairman of the Board; Laurent Arthaud named Director, designated by Cellectis

NEW YORK, July 06, 2020 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS) - André Choulika, Ph.D., Cellectis’ Chairman and CEO, announces that he will focus all his energy on Cellectis’ development activities, and thus, announces his retirement from Calyxt’s Board of Directors, effective immediately. Calyxt’s Board of Directors has appointed Yves Ribeill, Ph.D., currently a Calyxt Board member, as Chairman, effective immediately. Additionally, Calyxt’s Board of Directors appointed Laurent Arthaud, Cellectis’ Board member, as a Cellectis designated Director, effective immediately.

“Back in March 2010, Cellectis started Cellectis Plant Sciences, now Calyxt. I’m very proud of this amazing journey, which was brought to fruition by using our leading-edge TALEN® technology to bring healthier, more sustainable products to market. Tens of thousands of acres have been planted with Calyxt seeds across multiple states, and this is just the beginning. Calyxt is at a pivotal stage in its growth, and at a point of maturity that requires deep commitment to reach the next development steps,” said André Choulika, co-founder, Chairman and CEO, Cellectis.

Dr. Choulika continues, “At the same time, Cellectis is at a critical turning point with very promising programs in development. We have ongoing clinical trials and more product candidates in preclinical development. It is for this reason that I have decided to focus 100% of my energy on Cellectis moving forward. My focus cannot be divided. I am confident that with Yves Ribeill’s guidance, in close collaboration with Jim Blome, Calyxt’s CEO, the company will continue to provide plant-based solutions to the world.”

André Choulika has been the co-founder and Chairman of Calyxt (previously Cellectis Plant Sciences) since 2010. At the inception of the company, a small team of disruptive scientists, led by Prof. Dan Voytas, decided to implement their vision to harness the potential of plants. Ten years later, Calyxt is a publicly listed company, with an impressive product pipeline, that commercialized for the very first time a healthier gene-edited food product to benefit consumers.

“On behalf of the Calyxt Board of Directors, I would like to warmly thank André for his guidance, his vision and commitment to Calyxt’s success over the past decade,” added Yves Ribeill. “With its first high oleic soybean product, Calyxt has demonstrated its ability to invent, develop, market, and supply a gene-edited crop on a large scale. Now, we are uniquely positioned to address agricultural challenges linked to climate change and the environment as well as to bring high-value and innovative health and nutrition products to consumers. I’m honored and excited to guide Calyxt in its next development phase.”

Yves Joseph Ribeill, Ph.D., founded SCYNEXIS, Inc (NASDAQ: SCYX) and served as President and CEO from 1999 to 2015. Dr. Ribeill has more than 35 years of experience in the healthcare industry, with an expertise in anti-infective diseases including bacterial, fungal, viral and parasiticidal and in microbiome-centric diseases. Prior to moving to the U.S. 23 years ago, Dr. Ribeill held several management positions during his international career with Rhône-Poulenc and Aventis in France and in the UK. Dr. Ribeill was a member of the Scientific Advisory Committee of the World Health Organization, the Medicines for Malaria Venture and is currently the CEO of Ribogenics, Inc., an early stage R&D company.

In addition, the Calyxt Board of Directors appointed Laurent Arthaud, a member of Cellectis’ Board of Directors since 2011, as Director. Mr. Arthaud was designated to serve as a director by Cellectis, Calyxt’s parent company, pursuant to an existing Stockholders Agreement between Calyxt and Cellectis. Cellectis holds 68.9% of Calyxt shares as of December 31, 2019. Mr. Arthaud served as a member of Calyxt’s Board of Directors until May 2019 and is a member of Cellectis’ Board of Directors since 2011. Mr. Arthaud has been the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (formerly CDC Enterprises, a subsidiary of Caisse des Dépôts) since 2012.

“I’m honored to join the Board of Directors at Calyxt, and to support the impressive team that CEO Jim Blome, has built. I’m confident the company will continue to build significant value for its stakeholders,” Laurent Arthaud added.

About Cellectis
Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

Disclaimer
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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